Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Edwin Kim

Re:        Churchill Capital Corp II

Registration Statement on Form S-4
Filed January 25, 2021
File No. 333-252365

Ladies and Gentlemen:

On behalf of Churchill Capital Corp II (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 22, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Questions and Answers

I am a Churchill Warrant Holder. What Do I Need to Know?, page viii

1.	Please clarify the effect on warrant holders if unit holders elect to redeem their Class A common stock. For example, if a unit holder elects to redeem their Class A common shares, they will continue to hold the Churchill warrants unless they sell or exercise the public warrants.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page viii of Amendment No. 1.

Do I Have Redemption Rights?, page ix

2.	Please consider adding a Q&A that estimates the maximum number of redemptions that would be allowable for the Skillsoft Merger to still proceed. We note that in the table on page 23, you estimate approximately 52,842,000 public shares of Class A common stock not being redeemed out of the 69 million public Class A shares outstanding in a “Maximum Redemption” scenario. Please clarify how you calculated this figure and whether the Skillsoft Merger may still proceed through alternative financing arrangements if redemptions exceed 16,158,000 shares of Class A common stock.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page ix of Amendment No. 1.

How Does the Sponsor Intend to Vote on the Proposals?, page x

3.	In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please clarify the minimum percentage of non-affiliated public shares that would need approve the merger by majority vote.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page xi of Amendment No. 1.

Summary, page 1

4.	Please briefly describe various lock-up agreements that your stockholders will be subject to on a post-combination basis.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 11 of Amendment No. 1.

5.	Please clarify the affiliation of your director Mark Klein with the SuRo PIPE investment and proposal. Further, please clarify the relationship of Mark Klein with your CEO Michael Klein. Also, please explain why NYSE rules would require stockholder approval of the issuance of 1 million shares of Churchill Class A common stock to SuRo.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 10 of Amendment No. 1.

6.	Please briefly discuss the role of the Klein Group as your financial advisor and its affiliation with your CEO Michael Klein. We note that the Klein Group will receive a contingent $4 million fee and 2% of the funds raised through the PIPE investments. Further, please clarify the role of the Klein Group in assessing the valuation of Skillsoft and Global Knowledge and whether a risk factor is necessary to discuss any conflicts of interest.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 11, 12 and 55 of Amendment No. 1. The Registrant also notes that other information regarding the Klein Group’s engagement is included in “The Merger — Interests of Churchill’s Directors and Officers in the Merger” and “Certain Relationships and Related Party Transactions” on pages 254 and 310, respectively, of Amendment No. 1.

7.	In your description of the Prosus PIPE investment, please clarify how the level of redemptions will affect the size of the Second Step Prosus Investment. We note that on pages 22 and 23, you provide tables that show the PIPE investors will own up to 46% of the beneficial ownership of Churchill. It is unclear how the 35% beneficial ownership limitation applies to the Skillsoft Merger and the level of SPAC redemptions, as the tables also show the same amount of PIPE shares in both a no and maximum redemption scenarios. Further, you indicate that Prosus has already exercised the option for the Second Step Prosus Investment in November 2020, so please clarify the purpose of the table on page 23 that omits the Second Step Prosus Investment.

The Registrant acknowledges the Staff’s comment and advises the Staff that the tables provided on pages 22 and 23 illustrate the ownership interests in the Post-Combination Company without any reduction, if any, to the 40,000,000 shares of Churchill Class A common stock subscribed for by Prosus in its exercise of the Option to conform with the 35% beneficial ownership limitation. However, if the maximum redemption scenario were to occur, the number of shares of Churchill Class A common stock Prosus receives in the Second Step Prosus Investment would be reduced as necessary to conform with the 35% beneficial ownership limitation, which is calculated immediately following the consummation of the Merger, and therefore gives effect to any shares issued in connection with the Merger and any redemptions, on a fully-diluted and as-converted basis (excluding any warrants issued to Prosus pursuant to the Prosus Subscription Agreement). As a result, a high level of redemptions may reduce the number of shares of Class A common stock Prosus can purchase in the Second Step Prosus Investment. The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 9 and 279 of Amendment No. 1.

The Registrant advises the Staff that it included the table on page 23 of Amendment No. 1 that omits the Second Step Prosus Investment because, unlike the First Step Prosus Investment, the Second Step Prosus Investment is conditioned on (i) a written notification issued by CFIUS that it has determined that the Prosus PIPE Investment is not a “covered transaction” and not subject to review by CFIUS under applicable law, (ii) a written notification issued by CFIUS that it has concluded all action under Section 721 of the DPA and determined that there are no unresolved national security concerns with respect to the Prosus PIPE Investment or (iii) if CFIUS has sent a report to the President requesting the President’s decision and either (a) the President shall have notified the parties hereto of his determination not to use his powers pursuant to the DPA to suspend or prohibit the consummation of the Subscription or (B) the fifteen (15) days allotted for presidential action under the DPA shall have passed without any determination by the President. Satisfaction of the CFIUS condition prior to the closing of the Merger or at all is uncertain and it is possible it may only be satisfied following the closing of the Merger; therefore, the Registrant included the illustrative ownership of the Post-Combination Company in two scenarios, one assuming both the First Step Prosus Investment and the Second Step Prosus Investment are consummated concurrently with the Merger and another assuming only the First Step Prosus Investment is consummated concurrently with the Merger.

Risk Factors

We may not be able to complete the PIPE Investments in connection with the Merger and the Global Knowledge Merger, page 53

8.	You reference the need to receive regulatory approvals for both the Skillsoft Merger, the Global Knowledge Merger, and your PIPE investments, including from the Committee on Foreign Investment in the United States (“CFIUS”) and from the Defense Production Act. Please clarify why these regulatory reviews are necessary by the CFIUS or pursuant to the Defense Production Act. Explain how the mergers or PIPE investments relates to this regulatory environment given that Skillsoft and Global Knowledge would be acquired by a Delaware corporation through the merger transactions.

The Registrant acknowledges the Staff’s comment and advises the Staff that CFIUS operates pursuant to section 721 of the Defense Production Act of 1950. The CFIUS review here relates to the proposed indirect Second Step Prosus Investment by Naspers Limited (“Naspers”), a South African company, through Prosus, which is an indirect subsidiary of Naspers, in Churchill and, through Churchill, in each of Skillsoft and Global Knowledge as a result of the Merger and Global Knowledge Merger.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum ..., page 60

9.	Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 61 and 62 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

10.	We note the predominate factors that you considered in determining the Merger will be considered a business combination and will be accounted for using the acquisition method of accounting, whereby Churchill has been determined to be the accounting acquirer. Please provide your analysis that supports your accounting acquirer conclusion under the maximum redemption scenario.

The Registrant acknowledges the Staff’s comment and advises the Staff that it has considered the provisions of ASC 805 and other pertinent accounting guidance in making the statements that Churchill was determined to be the accounting acquirer under the maximum redemption scenario. ASC 805 provides that in a business combination involving the exchange of equity interests, all pertinent facts and circumstances should be considered. Under ASC 805, control is defined as a controlling financial interest within the meaning of ASC 810-10-15-8. ASC 810-10-15-8 states, “For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest in an entity. Therefore, as a general rule, the party that holds directly or indirectly more than 50% of the voting shares has control. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.”

Pursuant to the Skillsoft Merger, Skillsoft shareholders are expected to receive 28,500,000 shares of Churchill Class A common stock and 3,840,000 of Churchill Class C common stock that will be immediately redeemed for $505,000,000 in cash and $20,000,000 of debt. The Registrant notes that as a practical matter the majority of the purchase consideration is in the form of cash. The predominance of cash in the transaction will be an indicator that Churchill is the accounting acquirer; however, an evaluation of other pertinent facts that influence the identification of the acquirer were analyzed to make a conclusion in relation to the maximum redemption scenario:

•	Relative voting rights in the combined company after the business combination – The estimated post-merger capitalization structure of the combined company, under the minimum and maximum redemption scenarios, including scenarios without and with the Second Step Prosus Investment follow, respectively. All scenarios are presented on an outstanding share basis and do not reflect a fully diluted basis. Tables 1 and 3 present redemption scenarios that only reflect the 10,000,000 shares of Churchill Class A common stock issued to Prosus in connection with the First Step Prosus Investment as of September 30, 2020 and December 31, 2020, respectively. Tables 2 and 4 present redemption scenarios that assumes Prosus will acquire an aggregate of 50,000,000 shares of Churchill Class A Common Stock, including the additional 40,000,000 shares of Churchill Class A Common Stock to be issued in connection with the Second Step Prosus Investment, as of September 30, 2020 and December 31, 2020, respectively. Tables 2 and 4 reflect the use of the proceeds from Prosus that would increase the potential public share redemption. The Prosus PIPE Investments are capped at 35% of the issued and outstanding shares of Churchill Class A common stock on a fully-diluted and as-converted basis pursuant to the Prosus Subscription Agreement. Due to this contractual limitation, Prosus will be prohibited from gaining voting control. Regardless of the level of Prosus’s investment, there is no scenario whereby Skillsoft ownership will represent a majority position. Further, under the maximum redemption scenario, both Churchill, through the Sponsor and the public shares, and Prosus will retain sufficient ownership to retain the entirety of their nomination rights for the board of directors of the combined company (as discussed below).

TABLE 1

	No Redemption		Maximum Redemption
Total Capitalization (in 000s)	Shares	%	Shares	%
Skillsoft Shareholders	28,500	23%	28,500	26%
Churchill Public Shares	69,000	54%	52,842	48%
Churchill Sponsor II LLC	17,250	14%	17,250	16%
PIPE Investors	11,000	9%	11,000	10%
Total Churchill Class A shares	125,750	100%	109,592	100%

TABLE 2

	No Redemption		Maximum Redemption
Total Capitalization (in 000s)	Shares	%	Shares	%
Skillsoft Shareholders	28,500	17%	28,500	26%
Churchill Public Shares	69,000	42%	13,260	12%
Churchill Sponsor II LLC	17,250	10%	17,250	16%
PIPE Investors	51,000	31%	51,000	46%
Total Churchill Class A shares	165,750	100%	110,010	100%

TABLE 3

	No Redemptions		Maximum Redemptions
Total Capitalization (in 000s)	Shares	%	Shares	%
Skillsoft Shareholders	28,500	23%	28,500	26%
Churchill Public Shares	69,000	54%	52,866	48%
Churchill Sponsor II LLC	17,250	14%	17,250	16%
PIPE Investors	11,000	9%	11,000	10%
Total Churchill Class A shares	125,750	100%	109,616	100%

TABLE 4

	No Redemptions		Maximum Redemptions
Total Capitalization (in 000s)	Shares	%	Shares	%
Skillsoft Shareholders	28,500	17%	28,500	26%
Churchill Public Shares	69,000	42%	13,262	12%
Churchill Sponsor II LLC	17,250	10%	17,250	16%
PIPE Investors	51,000	31%	51,000	46%
Total Churchill Class A shares	165,750	100%	110,012	100%

The post-merger capitalization structure of the combined company, under the First Step Prosus Investment and Second Step Prosus Investment scenarios for the initial filing as of September 30, 2020 has Churchill ownership of approximately 64% and 28% (public and sponsor shares combined), respectively, and the amended filing as of December 31,2020, has Churchill ownership of approximately 64% and 28% (public and sponsor shares combined), respectively under a maximum redemption scenario, not reflective of a fully diluted basis.

ASC 805-10-55-12(a) states “the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined company. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The relative voting rights are supportive of Churchill as the accounting acquirer in this transaction. The Registrant notes that Prosus would be viewed as an independent investor as it had no prior relationship with Churchill or Skillsoft and in fact was brought into the deal by Churchill, which would further point to Churchill as the acquirer. Finally, Skillsoft would have only approximately 25% ownership under the maximum redemption scenarios, and, will not have any form of controlling interest when making the assessment or any ability to have a controlling financial interest. As such, the Registrant believes that this factor supports that Churchill is the accounting acquirer.

•	The existence of a large minority voting interest in the combined company – This factor is neutral with respect to Churchill and Skillsoft and would lean towards Prosus as the accounting acquirer absent any other factors; however, there is a lesser degree of weighting on this factor due to: (1) each board seat has one voting right, inclusive of the chair, (2) Churchill has the right to nominate six of the initial seven member board, (3) the Sponsor has a recurring right to nominate two board members as terms expire and Prosus board member nomination rights are only effective upon consummation of the the Second Step Prosus Investment.

Prior to the completion of the Second Step Prosus Investment, the board of directors of the combined company will consist of seven members. Upon consummation of the Second Step Prosus Investment, the size of the board of directors of the combined company will increase by the number of directors Prosus has the right to nominate. As reflected above, Prosus has the largest minority voting interest, and upon consummation of the Second Step Prosus Investment, it also will have the right to designate or nominate a number of directors equal to Prosus’s percentage of beneficial ownership on a fully-diluted and as-converted basis, subject to certain conditions, multiplied by nine and rounded down to the nearest whole number, which number could be two to three directors of the combined company, including the Chairman. In the event that Prosus’s beneficial ownership exceeds 33.3%, then Prosus would have the ability to appoint three board members. In that instance the board of directors of the combined company would be expanded to ten temporarily and then reduced to nine by or at the next annual meeting. Based on the minimum and maximum redemption scenarios noted above, Prosus would have the ability to appoint two or three board members, respectively, including the Chairman in both scenarios. Prosus board membership rights decline as their ownership declines and if it falls below 5% then Prosus would not have any board rights However, as noted above, Prosus is an independent investor whose ownership potential is capped at 35%, which prevents Prosus from gaining a controlling financial interest.

Finally, the Registrant notes that Churchill was responsible for bringing in Prosus as a major investor. The Registrant also notes that even if Prosus were to be viewed as an acquirer, the impact would be consistent with Churchill being the acquirer.

•	The composition of the governing body of the combined company – Churchill’s right to nominate the majority of the members of the initial board of directors of the combined company after the Merger supports Churchill as the accounting acquirer.

The initial board of directors of the combined company will be comprised of seven members, six of which will be designated for nomination by Churchill and one of which will be designated for nomination by Skillsoft’s shareholders. In addition, the Bylaws and Stockholders Agreement of the combined company require that as long as the Sponsor’s ownership of Churchill’s common stock is greater than 5%, at least one director designated by the Sponsor must be assigned to all committees of the board of directors of the combined company. Upon consummation of the Second Step Prosus Investment, Prosus will have the right to designate or nominate a number of directors in proportion to its beneficial ownership on a fully-diluted and as-converted basis, subject to certain conditions, which number could be two to three directors of the combined company, and the board will expand by the number of directors Prosus has the right to nominate such that the board could consist of either nine or ten members (as noted above any expansion to ten would be temporary), and any such proposed nominee designated by Prosus must be reasonably acceptable to Churchill. In all cases, the nominations must be approved through shareholder vote. Further, if a nomination is not successful in the shareholders’ vote, the respective nominating party will nominate an alternative candidate. Finally, the Registrant notes that the four independent directors (i.e. not nominated by the Sponsor, Skillsoft or Prosus) have no affiliation with either Skillsoft or Prosus and therefore would be considered Churchill board members for purpose of the analysis. (Prosus has no right to nominate any board member to the board of directors of the combined company until the completion of the Second Step Prosus Investment, after which the size of the board of directors of the combined company will be increased proportionately and Prosus will have the nomination rights described above). Note that all seats on the board of directors of the combined company have the same voting rights and powers and each seat carries one vote. The board of directors of the combined company is set up with three tiers structured for the purpose of termination dates such that the number of members up for nomination each year represents a third of the board of directors of the combined company. There are no other distinctions between these tiers and their power and authority.

The business and affairs of Churchill after the Skillsoft Merger will be managed by the board of directors of the combined company. Churchill stockholders have the rights provided to them under Delaware corporate law. As noted above, the existing Churchill Class B common stock is converted to Churchill Class A common stock at the time of the Skillsoft Merger and hence the analysis is based on the assumption that only Churchill Class A common stock will be outstanding following the Skillsoft Merger.

# of Seats	Nominating Rights	Recurring**
2	Churchill Sponsor II LLC (Sponsor)	Yes
1	Skillsoft	No
4	Nominated by Churchill	No
7	Total initial Board
2-3	Prosus*	Yes
9-10	Total potential preliminary Board size
-1	If needed to decrease Board size to 9 seats	No
9	Defined as the recurring Board size

* Prosus’s number of seats are proportionate to its ownership and under the minimum redemption scenario are expected to be two and under the maximum redemption are expected to be three. As noted, if Prosus has three then the board will temporarily be comprised of ten members.

** In reference to nominating rights. After the initial Churchill nomination, the four non-recurring board members are subject to Churchill’s nominating and approval by-laws. Recurring indicates situations where nominating rights are retained by the Sponsor and Prosus as opposed to the right to designate nominees to the initial board of directors of the combined company following the Skillsoft Merger. Note that directors hold their position on the board of directors for three year terms.

Given Churchill has the right to nominate the majority of the initial members of the board of directors of the combined company, this factor supports Churchill as the accounting acquirer.

•	The composition of senior management of the combined company – In connection with the transaction, Churchill hired a CEO who will be the chief operating decision maker (“CODM”) of the combined company with the responsibility of putting in place his management team. The new CEO has no prior relationship with either Skillsoft or Prosus, nor were any of these entities involved in the selection process. As such, Churchill would be reflective of the accounting acquirer with respect to the retention of the CEO/CODM for the Registrant. Given the extent of influence senior management has over day-to-day management with Board oversight, this factor is more heavily weighted in the accounting acquirer analysis. Due to the CEO appointment by Churchill and the anticipated structure of the post-merger management team, this factor supports Churchill as the accounting acquirer.

To conclude, the Registrant believes that Churchill has significantly more voting rights and representation in the governance and operation of the combined company, and following the Merger, Churchill stockholders will continue to hold a majority voting interest in the combined company. For these reasons, the Registrant respectfully advises the Staff that it has determined pursuant to ASC 805 and based on the factors discussed above, that Churchill is the accounting acquirer.

Description of the Minimum and Maximum Allowable Redemptions Scenarios, page 66

11.	Please clarify your statement regarding the estimated maximum number of redemptions assuming that the Available Cash Condition set forth in the Skillsoft Merger Agreement is satisfied, and assuming no cash of Skillsoft or Churchill (other than PIPE Investment proceeds) is available for the payment of redemptions. In this respect, it is unclear why your estimated maximum redemptions does not assume some cash from Churchill since the PIPE Investment proceeds in connection with the Skillsoft Merger appear to be approximately $510.0 million, which is less than the aggregate payment of approximately $563.3 million. We also note similar disclosures on page 68 of the filing.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 68 and 70 of Amendment No. 1.

Description of the Merger and Global Knowledge Merger, page 67

12.	You disclose in this section and in your pro forma adjustments that in accordance with the Global Knowledge RSA, in conjunction with the acquisition of Global Knowledge, cash payments totaling $171.5 million and new term loans with aggregate principal amounts of $70.0 million will be paid to Global Knowledge’s existing creditors. Please reconcile the amount of cash payments with your disclosures on page 14 that indicate that the First Lien Lenders will receive (i) $143.5 million of cash and (ii) $50 million in aggregate principal amount of new term, and (b) the Second Lien Lenders will receive (i) $12.5 million of February 22, 2021 Page 3 cash and (ii) $20 million in aggregate principal amount of new term loans.

The Registrant has revised the Registration Statement in response to the Staff’s comment to provide the estimated cash payment to the Blue Torch Finance, LLC creditors as set forth in the Restructuring Term Sheet. Please see page 15 of Amendment No. 1.

Note 9. Pro forma Combined Financial Information reflecting only the First Step Prosus Investment, page 89

13.	Please revise to disclose the estimated number of public stockholders holding shares of Churchill Class A common stock that will exercise their redemption rights under the maximum redemption scenario. Revise to more clearly explain how you calculated the cash and weighted average Class A shares outstanding adjustments to reflect the First Step Prosus investment only under the Maximum Redemptions scenario.

The Registrant has revised the Registration Statement in response to the Staff’s comment to disclose the estimated number of public stockholders holding shares of Churchill Class A common stock that will exercise their redemption rights under the maximum redemption scenario, which is 16,134,376 as of December 31, 2020. As of September 30, 2020, the estimated number of public stockholders holding shares of Churchill Class A common stock that will exercise their redemption rights under the maximum redemption scenario would have been 16,157,803.

The Registrant has also revised the disclosure to more clearly explain the calculation of the cash and weighted average Class A shares outstanding adjustments to reflect the First Step Prosus Investment only under the Maximum Redemptions scenario which is $163.0 million as of December 31, 2020. This adjustment was $163.3 million as of September 30, 2020. Please see pages 91 and 92 of Amendment No. 1.

Information About Skillsoft, page 134

14.	Please provide more detail regarding Skillsoft’s content providers, including any revenue sharing or licensing arrangements. Please clarify if Skillsoft has any material sources for content, either individual providers or types of providers.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 138 of Amendment No. 1.

Skillsoft’s Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — For the Nine Months Ended October 31, 2020 and 2019, page 157

15.	You disclose on page F-19 that the expected cash flows for the period 2021 to 2023 with a terminal value were based upon certain financial projections and assumptions provided to the Bankruptcy Court and reflected assumptions regarding growth and margin projections, as applicable, which included expected declines in revenue in fiscals years 2021 and 2022 and a return to growth in fiscal year 2023. Please revise your disclosures in this section to clarify that you also expect the trend of revenue declines to continue into fiscal year 2022. We refer you to Section III.B of SEC Release 33-8350.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 163 of Amendment No. 1.

16.	Please explain why your software maintenance revenues are significantly more than your perpetual and term-based software license revenues for each period presented. In this regard, discuss this trend as it appears that legacy customers are not renewing the maintenance agreements nor are new customers replacing those that were lost.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 163 of Amendment No. 1.

17.	Please separately disclose the number of customers that subscribe to Skillport, Percipio and Dual Deployment for each reporting period presented. In addition, disclose and analysis the revenue recognized from each of these categories.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 163 of Amendment No. 1.

Liquidity and Capital Resources, page 170

18.	Your disclosures indicate that you anticipate that you will have sufficient internal and external sources of liquidity to fund operations and anticipated working capital and other expected cash needs for at least the next 12 months as well as for the foreseeable future. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. In addition, revise to provide similar liquidity and capital resource disclosures for Global Knowledge. We refer you to Item 303(a) of Regulation S-K and Section IV of SEC Release 33-8350.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 174 and 212 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 184

19.	Please provide a pre-merger beneficial ownership table for Skillsoft, and clarify the voting rights for both of its Class A and Class B shares of common stock.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 188 and 189 of Amendment No. 1.

20.	Please provide the natural person(s) that hold voting and/or investment power over the shares that will be owned by Prosus (i.e. MIH Ventures B.V.).

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 135 and 136 of Amendment No. 1.

Management of the Post-Combination Company After the Merger, page 187

21.	Please clarify if the initial board that will be voted upon in Proposal number 6 will include board members designated or nominated by the Sponsor, Prosus, or Skillsoft investors. If so, please identify such board nominees and how they were chosen. Further, please clarify whether you will identify your post-combination executive team beyond Mr. Tarr on a pre-effective basis.

The Registrant has revised the Registration Statement in response to the Staff’s comment to include six of the seven director nominees that will be voted upon in Proposal 6 and to identify which party has nominated each director nominee. Please see pages 106 and 190 of Amendment No. 1. The Registrant advises the Staff that the seventh director nominee will be included in a future amendment to the Registration Statement. With respect to the executive team of the Post-Combination Company, the Registrant advises the Staff that, to the extent individuals are identified on a pre-effective basis, the Registrant will revise a future amendment to the Registration Statement.

Certain Unaudited Prospective Financial Information, page 216

22.	Please explain why you were unable to obtain estimated adjusted levered free cash flow projections for Skillsoft for 2021 and for New Skillsoft for 2020 and 2021. Clarify if the lack of this information materially affected your valuation analyses described on pages 218 and 219. Further, we note that Churchill management revised the financial projections from Skillsoft and Global Knowledge to be more conservative. Please quantify these revisions and provide a more detailed explanation as to why they were revised, including any reasons such as recent trends or developments.

The Registrant acknowledges the Staff’s comment and advises the Staff that in reviewing prospective financial information for Skillsoft and New Skillsoft with the Churchill Board, Churchill management determined that (i) New Skillsoft’s estimated adjusted levered free cash flow for calendar year 2020 was immaterial in evaluating the prospective benefits of the contemplated merger since (a) Skillsoft’s Bankruptcy Proceedings in 2020 created one-time bankruptcy-related costs that Churchill management believed would not affect New Skillsoft on a go-forward basis and (b) New Skillsoft’s post-bankruptcy capital structure was expected to be materially different than Skillsoft’s pre-bankruptcy capital structure and (ii) Skillsoft’s and New Skillsoft’s estimated adjusted levered free cash flow for calendar year 2021 was immaterial in evaluating the prospective benefits of the contemplated merger since certain one-time costs and synergies expected to result from the contemplated merger would not recur after 2021. Churchill management concluded that the estimated adjusted levered free cash flow projections for Skillsoft for 2021 and New Skillsoft for 2020 and 2021 were immaterial for purposes of preparing its valuation analyses for, and reviewing it with, the Churchill Board. Please also see page 221 of Amendment No. 1.

Background of the Transactions, page 219

23.	Your background of the transactions description focuses on your meeting, discussions and negotiations relating to the Skillsoft and Global Knowledge mergers. Please briefly discuss any material meetings, discussions, or negotiations that your management held with other persons related to alternative business combination candidates.

The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 232, 234 and 235 of Amendment No. 1.

Audited Consolidated Financial Statements of Pointwell Limited

Notes to Consolidated Financial Statements.

Note (2) Summary of Significant Accounting Policies

Note (j) Content and Software Development Expenses, page F-48

24.	You disclose that the Company enters into agreements with content providers for published content. Please help us better understand why you expense these costs to research and development in proportion to services being completed as the Company’s Michael Klein course content is frequently being updated. Explain why you do not capitalize the Company Churchill Capital Corp II published content acquired from content providers. Describe how you account for February 22, 2021 Page 5 internally developed content. We refer you to ASC 350-30.

The Registrant acknowledges the Staff’s comment and advises the Staff that Skillsoft licenses the right to utilize third party content, which consists of trademarked publications, subject matter expertise, technical knowledge, research, creative works and strategies. Skillsoft uses third-party content to develop and supplement our proprietary content assets, which includes videos, digital books, book summaries, audiobooks, labs, job aids, and other learning resources. Royalty payments are variable and typically calculated based on a fixed percentage of the revenues we derive from customers to whom we provide access to the applicable third-party content. Since the fees Skillsoft incurs are based on usage or access and Skillsoft has no residual rights to use such content once license agreements terminate, the license agreements do not represent an acquisition of a long-lived asset and therefore royalties are expensed as incurred as cost of revenues. In instances where the royalty agreements require an advance payment on royalties expected to be incurred in the next twelve months, Skillsoft records a prepaid expense which gets relieved as royalty expenses are incurred based on customer usage or access.

In addition to third party content, Skillsoft develops a variety of proprietary content and training assets either internally or through collaboration with outside contractors using Skillsoft’s design, development and production tools. Skillsoft expenses the cost of internally developed content as incurred, given Skillsoft’s content database is frequently being updated with individual assets therein being refreshed or replaced.

The Registrant has also revised the Skillsoft financial statements for the year ended January 31, 2020 to update its significant accounting policy on content and software development costs. Please see pages F-48 and F-49 of Amendment No. 1

Note (3) Revenue, page F-53

25.	We note that you rely on third parties to provide you with learning content and subject matter expertise, and have content production relationships with third parties for your courses and learning content. Please describe the royalty payment terms and other economic conditions of associated with these license arrangements. Tell us the amount of revenues and fees paid to content providers with respect to these arrangements for each period presented. Provide us your analysis of principal versus agent considerations for these arrangements. We refer you to ASC 606-10-55-36 through 55-40.

The Registrant acknowledges the Staff’s comment and advises the Staff that Skillsoft has over 100 active content partners that license to Skillsoft rights to their intellectual property, which may include publications, subject matter expertise, technical knowledge, research, creative works, strategies and the use of tradenames (collectively “Content Partner IP”). Skillsoft compensates its partners for the use of Content Partner IP by paying them a royalty calculated based on a percentage of revenues earned or, in some cases, based on, usage. Skillsoft uses the Content Partner IP to develop and supplement its content assets, which includes videos, digital books, book summaries, audiobooks, labs, job aids, and other learning resources. Skillsoft’s product offerings consist only of bundles, which include both Skillsoft original content as well as resources derived from Content Partner IP, and Skillsoft does not resell Content Partner IP on a standalone or unmodified basis. Skillsoft determines which content partners it licenses Content Partner IP from and has full pricing discretion in its customer subscriptions which are typically fixed fee arrangements. Skillsoft’s customers have no contractual rights that dictate which content partners Skillsoft uses and have no contractual relationships with the content partners. When evaluating ASC 606-10-55-36 through 55-40, Skillsoft is the principal in its customer arrangements which include hosted access to Content Partner IP and content partner royalties are recorded as a component of cost of revenues.

As previously noted in the response to comment 24, Skillsoft develops a variety of proprietary content and training assets using its technical know-how, including videos, digital books, book summaries, audiobooks, labs, job aids, and other learning resources. This content is developed either internally or through collaboration with outside consultants using Skillsoft’s design, development and production tools. Content developed with the assistance of Skillsoft’s outsourcing partners is branded as Skillsoft content and Skillsoft’s customers who access this content as part of their hosted libraries have no visibility into how and by whom such content was produced. When evaluating ASC 606-10-55-36 through 55-40, Skillsoft is the principal for all contractual arrangements where the customer is receiving access to its proprietary content.

The Registrant has also revised the Registration Statement in response to the Staff’s comment. Please see page 186 of Amendment No. 1

Disaggregated Revenue and Geography Information, page F-54

26.	We note from your disclosures on page 164 that the increase in professional services revenue was largely attributable to the adoption of ASC 606 on February 1, 2020. Please clarify the date of adoption as it appears the date should be February 1, 2019. In addition, tell us and disclose how the adoption of ASC 606 changed how you allocate discounts between contractual elements. In this regard, clarify why this impact is not disclosed as an adjustment due to adopting ASC 606 (see your page F-51).

The Registrant acknowledges the Staff’s comment and advises the Staff that prior to the adoption of ASC 606, when allocating arrangement consideration between professional services and other contractual elements, Skillsoft was required to apply the concept of contingent revenue prescribed in ASC 605-25-30-5 whereby the amount of contractual consideration allocated to professional services was limited to the amount which was not contingent on the provision of term based Software as a Service to the customer. As a result, in cases where professional services were discounted from its best estimated selling price, the amount allocable to professional services was less than the fees it would be sold for on a standalone basis. Under ASC 606, contractual consideration is allocated based on the relative standalone selling price of each distinct good or service which has resulted in allocation of any discounts provided in contracts to all distinct performance obligations, which in some cases results in more consideration being allocated to professional services than the amount which would have been allocated under ASC 605. Skillsoft did not disclose the impact of the allocation of discounts to contractual elements in our accounting policy adoption footnote since the change had minimal impact on total revenue recognition and the impact on classification of revenue between professional services and other revenue categories was less than 1% of total revenue.

The Registrant has also revised the Registration Statement in response to the Staff’s comment. Please see page 170 of Amendment No. 1

Note (21) Subsequent Events

COVID-19 Impact, page F-74

27.	You disclose that some of the Company’s customers in heavily impacted industries have sought to temporarily reduce spending, resulting in requests for contract holidays, reductions in contract size and extended payment terms. Please revise your revenue recognition policy to disclose how you account for contract holidays, reductions in contract size and extended payment terms.

The Registrant acknowledges the Staff’s comment and advises the Staff that the COVID-19 language referenced in comment 27 was a subsequent event disclosure for Skillsoft’s annual financial statements for its fiscal year ending January 31, 2020. Because COVID-19 emerged as a global pandemic after the date of these financial statements, but before their issuance, Skillsoft added this disclosure to reflect the emerging risks to its business, which includes a high degree of recurring customers and contracts. Because our contracts predominately are billed in advance of services being rendered and the COVID-19 pandemic occurred after Skillsoft’s largest billing quarter of the year, COVID-19 resulted in virtually no modifications of existing contracts. For some customers in heavily impacted industries, such as restaurant groups, cruise liners and those tied to live events, at the end of contract terms, Skillsoft experienced non-renewals, renewals with reduced contract sizes, requests for contract holidays (or free service periods prior to entering a new arrangement) and requests for extended payment terms (but no greater than the one year allowable under the practical expedient under ASC 606). While these impacts due to COVID-19 had an adverse impact on Skillsoft’s cash flows and revenues for the nine months ended October 31, 2020 due to reduced renewal activity and net new sales, because these renewals represented a new contract with a customer, these adverse business impacts did not represent modifications to existing contracts and any free service months provided as part of entering new arrangements were accounted for as part of the new arrangement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Morgan Youngwood
Stephen Krikorian
Jan Woo

Churchill Capital Corp II
Michael Klein